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                            January 12, 2021

       Sheila Anderson
       Chief Financial Officer
       DAKTRONICS INC /SD/
       201 Daktronics Drive
       Brookings, SD 57006

                                                        Re: DAKTRONICS INC /SD/
                                                            Form 10-K for
Fiscal Year Ended May 2, 2020
                                                            Filed June 12, 2020
                                                            Form 10-Q for
Quarterly Period Ended October 31, 2020
                                                            Filed December 3,
2020
                                                            File No. 1-38747

       Dear Ms. Anderson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended October 31, 2020

       Notes to the Condensed Consolidated Financial Statements
       Note1. Basis of Presentation
       Other Business Developments - Coronavirus Pandemic, page 8

   1. We note your disclosure that you offered voluntary retirement and voluntary exit incentive programs as well as two
reductions in force during the six months ended October 31,
                                                        2020. Please tell us if
these benefits were accounted for pursuant to ASC 420 or
                                                        alternative accounting
guidance, such as ASC 712. For those pursuant to ASC 420, if applicable, tell us
your consideration for providing the disclosures required in ASC 420-
                                                        10-50.
 Sheila Anderson
FirstName  LastNameSheila
DAKTRONICS      INC /SD/ Anderson
Comapany
January 12,NameDAKTRONICS
            2021              INC /SD/
January
Page 2 12, 2021 Page 2
FirstName LastName
Note 5. Segment Reporting, page 13

2. We note your disclosure that you evaluate segment performance based on operating results through contribution margin, which is comprised of gross profit less selling expense. We also note that you present tables for both gross profit and contribution margin; therefore, it appears you have presented two measures of segment profitability. If the chief operating decision maker uses more than one measure of a
segment   s profit or
         loss and more than one measure of a segment   s assets, the reported
measures shall be
         those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. In this regard, please tell us your reportable segments measure of profit or loss and provide an appropriate reconciliation consistent with ASC
         280-10-50-30(b).
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Three and Six Months Ended October 31, 2020 and November 2, 2019, page
23

3. We note your tables disclosing dollar amounts of Orders as well as your disclosure of product order backlog and your overview of backlog on page 19. We also note similar disclosures in your earnings releases. Please clarify how these metrics relate to each other and revise your disclosures to comply with the guidance in SEC Release No. 33-10751 including providing the following for each metric:
             a clear definition of the metric and how it is calculated;
             a statement indicating the reasons why the metric provides useful information to investors, and;
             a statement indicating how management uses the metric in managing or monitoring the performance of the business.
4. We note that in the tables on page 26 you present subtotals for contribution margin. The presentation of the subtotal in any context other than the ASC 280 required reconciliation in the footnotes to the financial statements represents the presentation of a non-GAAP measure. Please revise your reconciliation or identify Contribution Margin as a non-
         GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K.
         Refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Melissa
Gilmore, Staff Accountant, at (202) 551-3777 with any questions.
 Sheila Anderson
DAKTRONICS INC /SD/
January 12, 2021
Page 3


FirstName LastNameSheila Anderson   Sincerely,
Comapany NameDAKTRONICS INC /SD/
                                    Division of Corporation Finance
January 12, 2021 Page 3             Office of Manufacturing
FirstName LastName